

Mail Stop 3561

February 4, 2009

Via U.S. mail and facsimile

David A. DeLorenzo, President
Dole Food Company, Inc.
One Dole Drive
Westlake Village, CA91362

RE: Dole Food Company, Inc.
Correspondence submitted January 20, 2009 in response to comments on
Form 10-K for Fiscal Year Ended December 29, 2007 and Filed April 25,
2008
Form 10-Q for Fiscal Quarter Ended October 4, 2008
File No. 1-04455

Dear Mr. DeLorenzo:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment one. Please tell us whether you will disclose the performance targets in your 2008 annual report. If you cannot confirm that

you will do so, please tell us whether the 2008 targets are similar to the 2007 targets. If the targets are similar, please provide an analysis supporting the omission of those targets, based on the 2007 annual report.

Form 10-Q for Fiscal Quarter Ended October 4, 2008

Note 2 – 2009 Debt Maturity, page 7

2. We note your responses to comments 2 and 3 of our comment letter dated December 19, 2008, including the initial bullet of your response to comment 2 indicating your senior secured credit facilities and note and debenture indentures contain customary cross-default provisions. Due to the uncertainty surrounding your ability to repay near-term maturities, your negative operating cash flows for the nine months ended September 30, 2008, and your disclosures at page 7 indicating that an event of default could have a material adverse effect on your business, financial condition or results of operations, please acknowledge that you will describe the following in future filings:

  ▪ The cross default provisions of your other debt arrangements which may cause lenders to give notice of acceleration in the event of default on your 2009 Notes.

  ▪ Any dollar limitations on your ability to sell assets. In this regard, we note in the penultimate paragraph of your response to our prior comment 3 that you are permitted to sell up to $100 million of core assets in any fiscal year and an unlimited amount of non-core assets. Describe how your debt agreements define core assets and non-core assets.

Item 2. Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 35

Liquidity and Capital Resources, page 42

3. We note the disclosure on page 37 of your December 29, 2007 Form 10-K that the Company could borrow approximately an additional $205 million at December 29, 2007 and remain within its covenants. However, your response to comment 3 of our letter dated December 19, 2008, indicates that your senior secured credit facilities and the indentures governing your senior notes and debentures do not contain traditional financial ratio or amount covenants. Please explain to us the covenants referred to in your Form 10-K and reconcile the disclosure with your response to our prior comment 3. In addition, disclose in future filings any covenants limiting your ability to undertake additional debt financing and the

   consequences of their limitation to the Company's financial condition and
   operating performance. Please refer to SEC Release No. 33-8350.

Closing Comments

   As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please understand that we may have
additional comments after reviewing your responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

   You may contact Ethan Horowitz at (202) 551-3311 or Raj Rajan at (202) 551-
3388 if you have questions regarding comments on the financial statements and related

matters. Please contact Susann Reilly at (202) 551-3236 or David Link at (202) 551-3356 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: David A. DeLorenzo, President
    Facsimile to (818) 874-1003